Becker & Poliakoff, P.A. 45 Broadway, 17th Floor New York, NY 10006 Email: bhuo@beckerlawyers.com Phone: 212 599 3322

December 4, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street NE

Washington, DC 20549

Attention:	Ms. Pearlyne Paulemon
Mr. Jeffrey Lewis
Ms. Jennifer Monick
Mr. David Link

Re:	UY Scuti Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted September 30, 2024
CIK No. 0002036973

To the Reviewing Staff Members of the Commission:

Reference is made to the Staff’s letter dated October 30, 2024 to Mr. Jialuan Ma, Chief Executive Officer of UY Scuti Acquisition Corp., a Cayman Islands business company (the “Company”). On behalf of our client, and as requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we are providing this letter setting forth our responses to comments received from the Staff regarding the Draft Registration Statement on Form S-1 of the Company filed on September 30, 2024 (the “Draft Registration Statement”) and amending the Draft Registration Statement to include revised disclosure to address the Staff’s comments.

For your convenience, we have set forth the Staff’s comments in bold italics, followed by our response, as follows:

United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate and Construction December 4, 2024 Page 2

Cover Page

1.	We note on the cover page you state that most of our executive officers and directors are located in or have significant ties to China, and these ties to China present legal and operational risks to you and your investors, which exist and are independent of the legal and operational risks that ties to China may present in connection with effecting an initial business combination. Please reconcile this disclosure with the statements in your Summary of Risk Factors that you have determined that the laws and regulations of the PRC as currently interpreted do not currently apply to you solely because a majority of your executive officers have significant ties to China and/or are located in China.

We have revised the summary risk factor section on page 46 to reconcile and acknowledge that we face risks in connection with the majority of our executive officers and directors being located in China or having significant ties to China.

2.	We note that certain of your executive officers and directors are located in or have significant ties to China. Please revise here and relevant sections throughout the prospectus to identify each officer and director located in China or Hong Kong.

We have revised the disclosure on the cover page and Summary to include additional disclosure responsive to the Staff’s comments.

3.	Please revise to clarify whether public shareholders may elect to redeem their shares if they abstain from voting.

We have revised the disclosure on the cover page to state that public shareholders may elect to redeem their shares if they abstain from voting, which disclosure already exists on page 30.

4.	Please revise the cover page to disclose any limitations on redemption rights. In this regard, we note your disclosure on page 32 regarding limitation on redemption rights. Refer to Item 1602(a)(2) of Regulation S-K.

We have revised the disclosure on the cover page to state the limitations on redemption rights of shareholders holding more than 15% of the shares sold in this offering if we hold a shareholder vote, which disclosure already exists on pages 33 and 151.

5.	Please disclose on the cover page the approximate price per share which the sponsor paid for the founder shares.

We have revised the disclosure on the cover page to include additional disclosure responsive to the Staff’s comments.

6.	Please provide a cross-reference to all relevant sections in the prospectus for disclosures related to compensation, as required by Item 1602(a)(3) of Regulation S-K.

We have revised the disclosure on the cover page to include the cross-reference in response to the Staff’s comments.

United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate and Construction December 4, 2024 Page 3

7.	When discussing the founder shares, please revise to clarify that the founder shares will have the right to appoint or remove directors and that they will have ten votes per share in a vote to continue the company in a jurisdiction outside of the Cayman Islands, as described on page F-8.

In response to Staff’s comment, we have revised the disclosure on the cover page to include additional disclosure responsive to the Staff’s comments and revised the disclosure relating to the founder shares on page F-8 of the Draft Registration Statement.

8.	Please disclose the additional conflicts of interest relating to repayment of loans, reimbursement of the sponsor and others for any out-of-pocket expenses and forfeiture of fees in the event you do not complete a de-SPAC transaction within the allotted time. See Item 1602(b)(7) of Regulation S-K.

We have revised the disclosure on page 10 to include additional disclosure responsive to the Staff’s comments.

Summary, P 1

9.	We note the disclosure that you believe you are not required to obtain permissions or approvals from any PRC government authorities. Please revise to disclose whether your officers and directors are required to obtain such permissions or approvals from PRC government authorities to search for a target company.

We have revised the disclosure in the Summary to state that our officers and directors do not need such permissions or approvals.

10.	Please expand your discussion to include disclosure of how significant competition among other SPACs pursuing business combination transactions may impact your ability to achieve a business combination with a target company.

We have revised the disclosure in the Summary to include additional disclosure responsive to the Staff’s comments.

11.

We note disclosure on page 7 that your team has experience in "SPAC-related matters," etc. We also note disclosure on page 86 that Ms. Jialuan Ma and Mr. Sze Wai Lee have had experience operating a blank check company in the past. Please expand your disclosure to clearly describe the experience of the sponsor, its affiliates, promoters and your management team in organizing any SPACs and the extent to which they are involved in other SPACs. For each such SPAC, include disclosure regarding completed business combinations, liquidations, pending de-SPAC transactions and whether such SPAC is still searching for a target.

We have revised the disclosure on pages 8 and [126] to include additional disclosure responsive to the Staff’s comments.

12.	Please disclose the basis for your statement that you do not believe that the fiduciary duties or contractual obligations of your officers and directors will materially affect your ability to complete your initial business combination.

We have included additional disclosure on pages 8 and [126] responsive to the Staff’s comments regarding our belief that the fiduciary duties or contractual obligations of our officers and directors will not materially affect our ability to complete our initial business combination.

United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate and Construction December 4, 2024 Page 4

The Sponsor, page 5

13.	In the table here and on page 142, regarding the lock-up terms applicable to the private placement units, please clarify when "after the completion of the initial business combination" these units will be transferable. Please also describe the conversion of the founder shares to public shares at the time of the initial business combination and any related anti-dilution provision.

We have revised the disclosure on pages 5, 7, 143 and 145 in response to the Staff’s comments.

14.	Please revise the tables beginning on page 6 and 142 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.

We have revised the table in both places as referred to include the disclosure regarding the lock-up agreement as requested by the Staff.

15.	Please disclose any circumstances or arrangements under which the sponsor, its affiliates and promoters, directly or indirectly have transferred or could transfer ownership of your securities or that have resulted or could result in the surrender or cancellation of such securities. Specifically, disclose whether indirect transfers of ownership of your securities could take place through the transfer of interests in the sponsor itself and describe any circumstances or arrangements whereby this has or may take place. Also disclose the potential forfeiture of founder shares by the sponsor if the over-allotment option is not exercised. See Item 1603(a)(6) of Regulation S-K. In addition, if true, please add risk factor disclosure about risks that may arise from Mr. Guojian transferring his ownership interest and control of the sponsor to another party, or UY Scuti Investments Limited otherwise being removed as sponsor before identifying and completing a business combination.

We have added disclosure on pages 5 and 56 in response to the Staff’s comments.

16.	Please describe the general character of the SPAC sponsor’s business. See Item 1603(a)(2) of Regulation S-K.

We have revised the disclosure on page 5 under the caption “The Sponsor” in response to the Staff’s comments.

17.	Please revise to address the extent to which this compensation may result in a material dilution of the purchasers’ equity interests. See Item1602(b)(6) of Regulation S-K.

We have added additional disclosure on page 5 in response to the Staff’s comments.

United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate and Construction December 4, 2024 Page 5

Enforcement of Civil Liabilities, page 9

18.

Please revise your section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to your sponsor and some of your officers and directors being located in China or Hong Kong. For example, revise to identify each officer and director located in China or Hong Kong. Also, please disclose this in your business section.

We have revised the disclosure on pages 10 and 129 to include additional disclosure responsive to the Staff’s comments.

Initial Business Combination, page 17

19.	Please disclose the consequences to the SPAC sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.

In response to Staff’s comment, we have revised the disclosure on pages 18 and 41.

Founder Shares, page 25

20.	When discussing the founder shares, please revise to clarify that the founder shares will have the right to appoint or remove directors and that they will have ten votes per share in a vote to continue the company in a jurisdiction outside of the Cayman Islands, as described on page F-8. Also describe the conversion of the founder shares at the time of the initial business combination and any related anti-dilution provisions.

In response to the Staff’s comment, we have revised the disclosure of founder shares on page F-8.

Anticipated expenses and funding sources, page 27

21.	Please revise this section or include a new section within the Summary under an appropriate subcaption to provide a more comprehensive discussion regarding whether you have any plans to seek additional financing and how such financings may impact unaffiliated security holders, as required by Item1602(b)(5) of Regulation S- K. In this regard, we note your disclosures that you intend to effectuate your initial business combination using, among other sources, the proceeds of the sale of your securities in connection with your initial business combination and that you intend to target businesses larger than you could acquire with the net proceeds of this offering and the sale of the private placement units.

We have revised this section on page 28 to include additional disclosure responsive to the Staff’s comments.

Conflicts of interest, page 39

22.	Under Conflicts of Interest, please disclose the additional conflicts of interest relating to the repayment of loans and reimbursement for any out-of-pocket expenses. Also disclose the potential conflicts of interest arising from the ability to pursue a business combination with a business that is affiliated with your sponsor, directors or members of your management team. See Item 1602(b)(7) of Regulation S-K.

We have added the requested disclosure to the risk factor on pages 40 and 41 as requested by the Staff.

United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate and Construction December 4, 2024 Page 6

23.	Please revise your disclosure in this section to clearly state the conflicts of interest with purchasers in the offering. See Item 1602(b)(7) of Regulation S-K.

We have added the requested disclosure on page 40 as requested by the Staff.

Summary
Dilution, page 42

24.	We refer you to your disclosure in the second paragraph on page 42 that states "[s]uch calculations include additional dilution associated with the conversion of the rights, as set forth in the below table." Please tell us how you determined that such calculations reflects the conversion of rights.

In response to the Staff’s comment, we have revised the disclosures in the second paragraph on page 43 of the Draft Registration Statement.

25.	We note your disclosure throughout the filing that you may not redeem your public shares in an amount that would cause your net tangible assets to be less than $5,000,001. We further note your tabular presentation of dilution at quartile intervals on the outside cover page and on pages 42 and 43. Such tabular presentation appears to assume your maximum redemption threshold is 4,465,909 ordinary shares, which is less than the 5,000,000 shares to be sold to public shareholders as part of this offering. Further, the use of 4,465,909 ordinary shares does not appear to be due to the $5,000,001 net tangible assets restriction. Please tell us how you derived the amount of 4,465,909 ordinary shares for the denominator and a redemption amount of $44,659,090 for your numerator within your 100% maximum redemption column in your dilution presentation, or revise. Please refer to Item 1602 of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosures on pages 43 and 44 of the Draft Registration Statement.

26.	We note that one of your calculations assumptions is that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing in connection with an initial business combination. Please expand your disclosure to highlight that you may need to do so as you intend to target an initial business combination with a target company whose enterprise value is greater than you could acquire with the net proceeds of the offering and the sale of private placement units, as stated on page 97 of your prospectus.

In response to the Staff’s comment, we have revised the disclosures on page 43 of the Draft Registration Statement.

United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate and Construction December 4, 2024 Page 7

Risk Factors, page 50

27.	We note that you have described a number of risks associated with acquiring and operating a business in China beginning on page 45. However, you have not included risk factor disclosure based on the fact that you and your sponsor, officers and directors are currently located in or have significant ties to China. Therefore, given the Chinese government’s significant oversight and discretion over the conduct of your directors’ and officers’ search for a target company, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business, on your search for a target, or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search and/or the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

We have added the disclosure as requested by the Staff on page 69.

28.	We note on the cover page a cross reference to Risk Factors — Risks Associated with Acquiring and Operating a Business in China, however, it does not appear to be in the Risk Factors section. Please revise or advise.

In response to Staff’s comments, we have revised the cross reference on the cover page.

29.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your officers and directors.

In response to Staff’s comments, we have added the requested disclosure on page 85.

If we seek shareholder approval of our initial business combination . . . , page 56

30.	We note your disclosure that your sponsor, directors, officers, advisors or their affiliates may purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise redemption rights or submitted a proxy to vote against your initial business combination, and that the purpose of such purchases could be to vote shares in favor of the business combination to increase the likelihood of obtaining shareholder approval or satisfy a closing condition. Please tell us how such purchases would comply with Rule 14e-5. Please see Tender Offer Rules and Schedules C&DI 166.01 for further information.

In response to Staff’s comments, we have revised the risk factor disclosure on page 58.

United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate and Construction December 4, 2024 Page 8

If we are deemed to be an investment company . . ., page 63

31.

We note your disclosure that if you are deemed to be an investment company, you may have to change operations, wind down or register under the Investment Company Act. Please revise to also discuss the consequences to investors if you are required to wind down your operations as a result of this status, such as the loss of the investment opportunity in a target company, any price appreciation in the combined company, and any rights would expire worthless. In addition, we note statements such as "[b]y restricting the investment of proceeds to these instruments" you intend to avoid being deemed an investment company, and that "[i]f [you] do not invest the proceeds as discussed," you may be deemed to be subject to the Investment Company Act. These statements suggest that by investing funds in U.S. government securities or money market funds meeting the conditions of Rule 2a-7 of the Investment Company Act, you will avoid being deemed to be an investment company. Please revise to clarify that you may be deemed to be an investment company at any time, notwithstanding your investment in these securities. Please also confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

In response to Staff’s comment, we have revised the disclosure in this risk factor on page 64.

Risk Factors
The nominal purchase price paid by our sponsor for the founder..., page 107

32.	Please confirm the accuracy of the amounts in this risk factor, or revise for accuracy. In your response, please specifically clarify for us how you derived the valuation of $57,500,000, derived the implied value per share upon consummation of initial business combination of $8.00, how a change from an implied value of $10.00 to an implied value of $8.00 is a 20% increase, and how you derived the share price of $1.01 per share as the lowest trading price for your sponsor to recoup its entire investment.

In response to Staff’s comments, we have revised the disclosure on page 109 of the Draft Registration Statement.

Risk Factors
The nominal purchase price paid by our sponsor for the founder..., page 107

33.	Please tell us the nature of the difference between the public offering price of $8.33 per share disclosed on pages 116-117 and the public offering price of $10.00 per share disclosed elsewhere in the filing. Alternatively, please revise your filing for consistency.

In response to the Staff’s comment, we have provided additional disclosures on page 119 of the Draft Registration Statement.

34.

We note your table on the bottom of page 117 appears to assume proceeds held in trust subject to redemption of $44,659,090. Please tell us how you derived the amount of $44,659,090 for proceeds held in trust subject to redemption, or revise.

In response to the Staff’s comment, we have provided additional disclosures on page 119 of the Draft Registration Statement.

United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate and Construction December 4, 2024 Page 9

Capitalization, page 118

35.	We note your disclosure on page F-9 for your Ordinary shares subject to possible redemption; specifically, we note the Company has elected to recognize changes in the redemption value immediately. As such, please tell us why the 5,000,000 Ordinary shares subject to possible redemption in the Capitalization table on page 118 are less than $50,000,000, or revise. This comment also applies to your Summary Financial Data on page 49.

In response to the Staff’s comment, we have revised the disclosures on pages 120 and F-9 of the Draft Registration Statement.

36.	Please tell us how you determined 1,250,000 is the number of ordinary shares issued and outstanding, as adjusted, or revise.

In response to the Staff’s comment, we have revised the disclosures on page 120 of the Draft Registration Statement.

Sponsor Information, page 141

37.	Please revise the compensation table on page 141 to include all payments that may be made to your sponsor, its affiliates or promoters for their services rendered prior to or in connection with the completion of the initial business combination as provided on page 5. We note disclosure beginning on page 38 regarding limited payments that may be made to insiders, including your sponsor, officers, directors and their affiliates. Please also disclose the anti-dilution adjustment of the founder shares in the table.

In response to Staff’s comments, we have revised the compensation table on page 143 of the Draft Registration Statement.

38.	We note your statement that the private placement units are identical to the units sold in this offering "except as described in this prospectus." Please explain, or include a cross reference to disclosure elsewhere that explains how private units, including the private shares and private rights underlying the units, are not identical to the units sold in the offering.

In response to Staff’s comments, we have revised the disclosure on page 145 of the Draft Registration Statement.

We believe that our revisions have addressed all of the Staff’s concerns of which we are aware. Should you have additional questions regarding the information contained herein or in the Registration Statement, please contact the undersigned at Bill Huo, Esq., bhuo@beckerlawyers.com, or Michael Goldstein, Esq. at mgoldstein@beckerlawyers.com.

Very truly yours,

By:	/s/ Bill Huo
Name:	Bill Huo

cc:	Jialuan Ma, Chief Executive Officer